

August 19, 2009

By U.S. Mail and facsimile (219) 836-2396

Mr. David A. Bochnowski
Chairman of the Board and Chief Executive Officer
NorthWest Indiana Bancorp
9204 Columbia Avenue
Munster, Indiana 46321

> **Re: NorthWest Indiana Bancorp**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the quarterly period ended March 31, 2009**
> **Form 10-Q for the quarterly period ended June 30, 2009**
> **File Number 000-26128**

Dear Mr. Bochnowski:

We have reviewed the above referenced filings and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008
Item 10. Directors and Executive Officers of the Registrant, page 40

1.   While you incorporate a section captioned "Code of Ethics" from your definitive Proxy Statement, there is no section captioned "Code of Ethics" in your definitive Proxy Statement. Please provide to the Staff and include in future filings the information required by Section 406 of Regulation S-K.

<u>Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder matters, page 40</u>

2.   Please provide to the Staff and include in future filings the information required by Section 201(d) of Regulation S-K.

<u>Item 13. Certain Relationships and Related Transactions, page 14</u>

3.   We note your disclosure in this section regarding loans and extensions of credit to executive officers and directors. Please provide the staff with the information required by Section 404(a)(1-6) of Regulation S-K for transactions with related parties in excess of $120,000 that were not made on the same terms (including interest rates and fees charged) as those available to *persons not related to the lender*. Please represent to the staff that this disclosure will be included in future filings with the SEC.

<u>Form 10-Q for the quarterly period ended June 30, 2009</u>
<u>Item 1. Unaudited Financial Statements</u>
<u>Consolidated Statements of Cash Flows, page 4</u>

4.   We note your disclosure on page 12 that during the first quarter of 2009, the Bancorp conducted a $10.5 million one-time sale of portfolio fixed rate mortgage loans. Please tell us how you accounted for the origination, transfer and subsequent sale of these loans in your statement of cash flows. In preparing your response, please refer to SFAS 95 and at a minimum address how you concluded that the transfer of loans to held for sale should be included in the investing section of your statement of cash flows as opposed to a non-cash investing activity pursuant to paragraph 32 of SFAS 95.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 7. Adoption of New Accounting Standards</u>
<u>FSP FAS 115-2 and FAS 124-2, page 7</u>

5.   Your disclosure states that the Company adopted FSP FAS 115-2 and FAS 124-2 in the interim period ending on June 30, 2009 with no material impact. Please describe in sufficient detail how the Company has complied with this new other-than-temporary guidance for debt securities including the significantly enhanced disclosure requirements in paragraphs 38 through 43 of the FSP. In the event the Company concludes they did not fully comply with the FSP, provide us with the disclosures as if presented in your June 30, 2009 Form 10-Q and confirm that the Company will fully comply with the requirements of this FSP in all future filings beginning with the Company's September 30, 2009 Form 10-Q.

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

Financial Condition

Non-performing loans, page 13

6.   We note your disclosure surrounding the four non-performing commercial real estate participation loans and the related specific reserves. Please describe in more detail the type of information received from the lead lender and how it what used in determining the amount and timing of the specific reserves. In preparing your response, please address the following:

- Whether the lead lender uses external appraisals to determine the fair value of the underlying collateral for these collateral dependent loans;
- If external appraisals are used, how and when the lead lender orders and receives these appraisals;
- If the lead lender does not use external appraisals to fair value the underlying collateral for impaired loans, a comprehensive discussion explaining your understanding of their process and procedures for estimating the fair value of the collateral for these loans;
- How and when you receive this information;
- How you validate the information;
- Whether you are aware of any significant time lapses during this process;
- Whether you make any adjustments to this information and if so, the types and amounts of adjustments made;
- How this information impacts the amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs; and
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

In addition, please confirm that you will include enhanced disclosure similar to that provided in your response in future filings, beginning with your September 30, 2009 Form 10-Q.

Trust Preferred Securities, pages 14

7.   We note the significant unrealized losses related to your pooled trust preferred securities at June 30, 2008. We have the following comments.

(a) Please provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of June 30, 2008. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, provide an enhanced description of the "payment in kind" status for the two trust preferred securities described on page 14 specifically addressing what you are receiving on a monthly basis (e.g., interest payments, principal payments, increased principal payments in lieu of interest deferrals, etc) and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

(b) Please provide us your calculation of the present value of cash flows expected to be collected from these securities. Please confirm that you use the same methodology for all of your trust preferred securities. Identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-2 and FAS 124-2 and related guidance. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

- Discount rate: tell us the discount rate used and how it was determined.

- Deferrals and defaults:
  a. tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security,
  b. tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter,
  c. tell us your estimate of future deferrals and defaults and compare your estimate to the actual amounts experienced to date,
  d. tell us how you treat deferrals (e.g. – do you treat deferrals the same as defaults), and
  e. tell us the recovery rate you used and how it was determined.

(c) Please tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at December 31, 2008, March 31, 2009 and June 30, 2009. Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end.

(d) Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please provide us with disclosures as if presented in your June 30, 2009 Form 10-Q addressing the following information: deal name, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks and / or insurance companies currently performing, actual deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful. Lastly, please confirm that you will include similar disclosure in all future filings beginning with your September 30, 2009 Form 10-Q.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Benjamin Phippen at 202-551-3697, or to John Nolan, Senior Assistant Chief Accountant, at 202-551-3492. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3434.

Sincerely,

Michael Clampitt